Marine Growth Ventures, Inc.
1818 N. Farwell Avenue
Milwaukee, WI 53202

May 19, 2011

VIA EDGAR

Ms. Heather Clark
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Mail Stop 3561

Re:          Marine Growth Ventures, Inc.
File No. 333-128077
Item 4.02 Form 8-K
Filed May 16, 2011

Dear Ms. Clark:

The following is the response of Marine Growth Ventures, Inc. (the “Company”) to the comment in the May 19, 2011 letter from the Securities and Exchange Commission (the “Commission”). The Company will file an amended Form 8-K/A as submitted herewith, promptly upon the Commission’s confirmation of the adequacy of the amended report.  If this approach is not acceptable, please advise our securities counsel, Andy Smith, Esq. of Sichenzia Ross Friedman Ference LLP (646) 810-2180).

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response.  Should you require further information, please contact me at 414-283-2639.  Otherwise, I look forward to hearing from you that our responses are satisfactory and that we can proceed with the preparation and filing of the amended reports.

Very truly yours,
/s/ Kate Ostuszka
Kate Ostuszka
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 11, 2011

MARINE GROWTH VENTURES, INC.
(Exact name of registrant as specified in its charter)

Delaware	333-128077	20-0890800
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1818 N. Farwell Ave
Milwaukee, WI 53202
(Address of principal executive offices) (zip code)

414-283-2620
 (Registrant's telephone number, including area code)

Copies to:
Thomas A. Rose, Esq.
Andrew M. Smith, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This current report on Form 8-K/A amends the company’s current report on Form 8-K, filed with the SEC on May 16, 2011, to include the date that management concluded the financial statements included in the 10-K should no longer be relied upon.

Item 4.02	Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Recently, it came to management’s attention that, in connection with the financial statements for the fiscal year ended December 31, 2010, as included in the company’s Annual Report on Form 10-K for the Year ended December 31, 2010, filed with the Securities and Exchange Commission on  March 31, 2011 (the “10-K”), professional fees were understated by $30,800. On May 11, 2011, management concluded that, as a result of the understatement of professional fees, the financial statements included in the 10-K should no longer be relied upon.

Management discussed this matter with the company’s independent auditor, who determined, together with management, that this disclosure of non-reliance is required to be filed.

On May 12, 2011, the company filed an amended Annual Report on Form 10-K/A with the Securities and Exchange Commission,that contains financial statements and report of the independent auditor that correctly reflects the professional fees for the year ended December 31, 2010.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits
none

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARINE GROWTH VENTURES, INC.

Date: May 19, 2011	By:	/s/ Kate Ostruszka
Kate Ostruszka
Chief Financial Officer

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